Exhibit 12.2

PROLOGIS, INC. AND PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS/UNIT DISTRIBUTIONS

(Dollar amounts in thousands)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Consolidated net earnings (loss) from continuing operations	$798,758	$739,284	$229,529	$(106,397)	$(274,944)	$(1,605,355)
Add (Deduct):
Fixed charges	275,283	382,210	458,285	572,108	529,798	518,399
Capitalized interest	(46,686)	(61,457)	(67,955)	(53,397)	(52,651)	(53,661)
Earnings from unconsolidated entities, net	(106,383)	(134,288)	(97,220)	(31,676)	(59,935)	(23,678)
Distributed income from equity entities	111,483	117,937	68,618	34,945	72,976	27,404
Income tax expense (benefit)	21,070	(25,656)	106,733	3,580	1,776	(30,499)
Earnings (loss), as adjusted	$1,053,525	$1,018,030	$697,990	$419,163	$217,020	$(1,167,390)
Combined fixed charges and preferred stock dividends/unit distributions:
Interest expense	$218,698	$308,885	$379,327	$505,215	$466,571	$461,166
Capitalized interest	46,686	61,457	67,955	53,397	52,651	53,661
Portion of rents representative of the interest factor	9,899	11,868	11,003	13,496	10,576	3,572
Total fixed charges	275,283	382,210	458,285	572,108	529,798	518,399
Preferred stock dividends/unit distributions	5,019	7,431	18,391	41,226	34,696	25,424
Combined fixed charges and preferred stock dividends/unit distributions	$280,302	$389,641	$476,676	$613,334	$564,494	$543,823
Ratio of earnings (loss), as adjusted, to combined fixed charges and preferred stock dividends/unit distributions	3.8	2.6	1.5	(a)	(a)	(a)

(a)

The loss from continuing operations for 2012, 2011 and 2010 includes impairment charges of $269.0 million, $147.7 million and $1.1 billion, respectively, that are discussed in our Annual Report on Form 10-K. Our combined fixed charges and preferred stock/unit dividends exceeded our earnings (loss), as adjusted, by $194.2 million, $347.5 million and $1.7 billion for the years ended December 31, 2012, 2011 and 2010, respectively.